Exhibit 99.1

HAMILTON PARK TOWERS LLC

Financial Statements—Unconsolidated Significant Joint Venture

As of December 31, 2015 and 2014

and for the Years ended December 31, 2015, 2014 and 2013

Together With Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Joint Venture Members of

Hamilton Park Towers LLC

We have audited the accompanying balance sheets of Hamilton Park Towers LLC (the “Joint Venture”) as of December 31, 2015 and 2014, and the related statements of operation, changes in members’ capital and cash flows for each of the years in the three‑year period ended December 31, 2015. Hamilton Park Tower’s Management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Joint Venture is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Park Towers LLC at December 31, 2015 and 2014 and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Miller Wachman LLP
Boston, Massachusetts
March 11, 2016

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Balance Sheets

	December 31,
	2015	2014
ASSETS
Rental Properties	$94,250,027	$97,142,777
Cash and Cash Equivalents	1,186,144	1,128,780
Rent Receivable	66,818	94,857
Real Estate Tax Escrow	210,446	294,748
Prepaid Expenses and Other Assets	1,898,655	1,917,136
Financing and Leasing Fees	222,906	281,222
Total Assets	$97,834,996	$100,859,520
LIABILITIES AND MEMBERS’ CAPITAL
Mortgage Note Payable	$84,902,925	$86,240,813
Accounts Payable and Accrued Expenses	792,706	793,995
Advance Rental Payments and Security Deposits	2,482,081	2,224,824
Total Liabilities	88,177,712	89,259,632
Commitments and Contingent Liabilities (Note7)
Members’ Capital	9,657,284	11,599,888
Total Liabilities and Members’ Capital	$97,834,996	$100,859,520
Member’s Capital—NERA 40%	$3,862,914	$4,639,953

See notes to accompany the financial statements.

Hamilton Park Towers, LLC

(Unconsolidated Significant Joint Venture)

Statements of Operation

	Year Ended December 31,
	2015	2014	2013
Revenues
Rental Income	$14,316,846	$13,658,064	$12,851,259
Laundry and Sundry Income	93,064	100,935	94,715
	14,409,910	13,758,999	12,945,974
Expenses
Administrative	225,509	226,551	245,444
Depreciation and Amortization	3,277,656	5,406,157	5,778,427
Management Fees	304,868	289,170	271,505
Operating	1,234,505	1,233,796	1,056,919
Renting	122,378	177,251	105,593
Repairs and Maintenance	1,134,751	1,181,497	1,051,832
Taxes and Insurance	1,548,439	1,462,398	1,529,605
	7,848,106	9,976,820	10,039,324
Income Before Other Income	6,561,804	3,782,179	2,906,650
Other Income (Loss)
Interest Income	—	—	57
Interest Expense	(4,879,408)	(4,952,328)	(5,016,659)
	(4,879,408)	(4,952,328)	(5,016,602)
Net Income (Loss)	$1,682,396	$(1,170,149)	$(2,109,952)
NERA—40%	$672,958	$(468,061)	$(843,981)

See notes to accompany the financial statements.

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Statements of Changes in Members’ Capital

Hamilton
Park Towers LLC
Balance, January 1, 2013	$19,289,989
Investment by members	200,000
Distribution to members	(2,385,000)
Net Loss	(2,109,952)
Balance, December 31, 2013	$14,995,037
Distribution to members	(2,225,000)
Net Loss	(1,170,149)
Balance, December 31, 2014	$11,599,888
Distribution to members	(3,625,000)
Net Income	1,682,396
Balance, December 31, 2015	$9,657,284
Allocation to New England Realty Associations Limited Partnership for 2015:
Percentage Ownership	40%
Distributions Received	$(1,450,000)
Net Income	$672,958
Member’s Capital	$3,862,914

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

Statements of Cash Flow

	Year Ended December 31,
	2015	2014	2013
Cash Flows from Operating Activites
Net Income (Loss)	$1,682,396	$(1,170,149)	$(2,109,952)
Adjustments to reconcile net income to net cash provided by (used in) operating activites:
Depreciation and amortization	3,277,656	5,406,157	5,778,427
Changes in operating assets and liabilities:
Decrease (Increase) in rent receivable	28,039	(3,156)	(56,451)
(Decrease) Increase in accounts payable and accrued expenses	(1,289)	(150,144)	100,718
Decrease (Increase) in real estate tax escrow	84,302	132,337	(2,925)
Decrease (Increase) in prepaid expenses and other assets	18,481	(387,545)	(162,318)
Increase in advance rental payments and security deposits	257,257	103,315	201,936
Total adjustments	3,664,446	5,100,963	5,859,387
Net cash provided by operating activites	5,346,842	3,930,814	3,749,435
Cash flows from investing activites
Improvement of rental properties	(326,590)	(368,831)	(343,156)
Net cash (used in) investing activites	(326,590)	(368,831)	(343,156)
Cash flows from financing activites
Principal payments of mortgage notes payable	(1,337,888)	(1,169,825)	(1,201,048)
Investment by members	—	—	200,000
Distributions to members	(3,625,000)	(2,225,000)	(2,385,000)
Net cash (used in) financing activities	(4,962,888)	(3,394,825)	(3,386,048)
Net increase in cash and cash equivalents	57,364	167,158	20,231
Cash and cash equivalents, at beginning of year	1,128,780	961,622	941,391
Cash and cash equivalents, at end of year	$1,186,144	$1,128,780	$961,622
Supplementary cash flow statement information:
Cash paid for interest	$4,835,845	$4,489,429	$4,972,685
Cash paid for state taxes	$500	$3,440	$1,880

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Line of Business:  Hamilton Park Towers LLC, (the “Joint Venture” or the “Property”), was organized in Massachusetts in 2009. The Joint Venture owns and operates 409 residential apartment units located in Brookline, Massachusetts. The Joint Venture is owned 40% by New England Realty Associates Limited Partnership (“NERA”) and is a “significant unconsolidated subsidiary” under Rule 3‑09 of Regulation S‑X requiring separated financial statements.

Basis of Preparation:  The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Revenue Recognition:  Rental income from residential properties is recognized over the term of the related leases. For residential tenants, amounts 60 days in arrears are charged against income. Concessions made on residential leases are accounted for on the straight‑line basis.

Above‑market and below‑market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the differences between (i) the contractual amounts to be paid pursuant to each in‑place lease and (ii) management’s estimate of fair market lease rates for each corresponding in‑place lease, measured over a period equal to the remaining term of the lease for above‑market leases and the initial term plus the term of any below‑market fixed‑rate renewal options for below‑market leases. The capitalized above‑market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below‑market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below‑market fixed‑rate renewal options of the respective leases.

Rental Properties:  Rental properties are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements and additions, which improve or extend the life of assets, are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation is eliminated from the accounts, and any gain or loss on such disposition is included in income. Fully depreciated assets are removed from the accounts. Rental properties are depreciated by both straight‑line and accelerated methods over their estimated useful lives. Significant acquisitions with long term leases are evaluated to determine if a portion of the purchase price is allocable to intangibles such as non‑market rate rents.

Upon acquisition of rental property, the Joint Venture estimated the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in‑place leases and (iii) tenant relationships. The Joint Venture allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The Joint Venture records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Joint Venture considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimates cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it is vacant.

Other intangible assets acquired include amounts for in‑place lease values and tenant relationship values, which are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Joint Venture’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in‑place lease values include an estimate of carrying costs during hypothetical expected lease‑up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease‑up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Joint Venture’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of in‑place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

In the event that facts and circumstances indicate that the carrying value of a rental property may be impaired, an analysis of the value is prepared. The estimated future undiscounted cash flows are compared to the asset’s carrying value to determine if a write‑down to fair value is required.

Financing and Leasing Fees:  Financing fees are capitalized and amortized, using the interest method, over the life of the related mortgages. Leasing fees are capitalized and amortized on a straight‑line basis over the life of the related lease. Unamortized balances are expensed when the corresponding fee is no longer applicable.

Income Taxes:  The financial statements have been prepared on the basis that the joint venture is entitled to tax treatment as a partnership. Accordingly, no provision for income taxes has been recorded. (See note 10)

Cash Equivalents:  The Joint Venture considers cash equivalents to be all highly liquid instruments purchased with a maturity of three months or less.

Comprehensive Income:  Comprehensive income is defined as changes in members’ equity, exclusive of transactions with owners (such as capital contributions and dividends). The Joint Venture did not have any comprehensive income items in 2015, 2014, or 2013 other than net income as reported.

Concentration of Credit Risks and Financial Instruments:  The Joint Venture property is located in Brookline, Massachusetts, and is subject to the general economic risks related thereto. No single tenant accounted for more than 5% of the revenues in 2015, 2014 or 2013. The Joint Venture makes its temporary cash investments with high‑credit‑quality financial institutions. At December 31, 2015 and 2014, respectively approximately $1,943,000 and $1,842,000 of cash and cash equivalents, and security deposits included in prepaid expenses and other assets exceeded federally insured amounts.

Advertising Expense:  Advertising is expensed as incurred. Advertising expense was $18,000 in 2015, $9,000 in 2014 and $9,000 in 2013.

Interest Capitalized:  The Joint Venture follows the policy of capitalizing interest as a component of the cost of rental property when the time of construction exceeds one year. During the years ended December 31, 2015, 2014 and 2013 there was no capitalized interest.

Subsequent Events:  The Joint Venture has evaluated subsequent events through March 10, 2016, the date the financial statements were issued.

NOTE 2. RENTAL PROPERTIES

Rental Properties Consist of the Following:

	Year Ended December 31,
	2015	2014	Useful Life
Land, Improvements and Parking Lots	$30,330,503	$30,330,503	15	–	40	years
Buildings and Improvements	72,709,959	72,704,084	15	–	40	years
Kitchen Cabinets	484,699	321,215	5	–	10	years
Carpets	266,372	409,939	5	–	10	years
Air Conditioning	75,535	62,259	5	–	10	years
Laundry Equipment	97,754	97,754	5	–	7	years
Elevators	1,789,662	1,746,855	20	–	40	years
Equipment	7,228,479	7,260,827	5	–	7	years
Furniture and Fixtures	160,627	219,245	5	–	7	years
Smoke Alarms	4,377	4,377	5	–	7	years
	113,147,967	113,157,058
Less Accumulated Depreciation	(18,897,940)	(16,014,281)
	$94,250,027	$97,142,777

Hamilton Park
Towers LLC
Rental Properties at Cost:
Balance, January 1, 2013	$125,334,511
Additions	343,156
Balance, December 31, 2013	125,677,667
Additions	368,831
Write off of retired assets	(12,889,440)
Balance, December 31, 2014	113,157,058
Additions	326,590
Write off of retired assets	(335,681)
Balance, December 31, 2015	$113,147,967
Accumulated Depreciation:
Balance, January 1, 2013	$17,837,594
Depreciation for year	5,719,109
Balance, December 31, 2013	23,556,703
Depreciation for year	5,347,018
Write off of retired assets	(12,889,440)
Balance, December 31, 2014	16,014,281
Depreciation for year	3,219,340
Write off of retired assets	(335,681)
Balance, December 31, 2015	$18,897,940
Net Book Value	$94,250,027

NOTE 3. RELATED PARTY TRANSACTIONS

The Joint Venture’s property is managed by an entity that is owned by the majority shareholder of the General Partner. The management fee is equal to 2% at Hamilton Park Towers of gross receipts of rental revenue and laundry income. Total management fees paid were approximately $303,000, $289,000 and $272,000 in 2015, 2014 and 2013, respectively.

In 2015, the Management Company also received approximately $10,000 for construction supervision and architectural fees, $46,000 for maintenance services and $24,000 for administrative services.

In 2014, the Management Company also received approximately $2,000 for construction supervision and architectural fees, $25,000 for maintenance services and $40,000 for administrative services.

In 2013, the Management Company also received approximately $8,000 for construction supervision and architectural fees, $8,000 for maintenance services and $57,000 for administrative services.

NOTE 4. OTHER ASSETS

Approximately $1,034,000 and $964,000 of security deposits are included in prepaid expenses and other assets at December 31, 2015 and 2014, respectively. Security deposits and escrow accounts are restricted cash.

Included in prepaid expenses and other assets at December 31, 2015 and 2014 is approximately $637,000 and $520,000, respectively, held in escrow to fund future capital improvements.

NOTE 5. MORTGAGE NOTES PAYABLE

At December 31, 2015 and 2014, the mortgage payable is secured by a first mortgage on properties referred to in Note 2. At December 31, 2015, the interest rate on the loan is 5.57%, payable in monthly installments aggregating approximately $514,000, including interest, through October 2019. The mortgage is subject to prepayment penalties.

The Joint Venture has pledged tenant leases as additional collateral for this loan.

Approximate annual maturities at December 31, 2015 are as follows:

Hamilton Park
Towers LLC
2016	$1,507,291
2017	1,593,424
2018	1,684,479
2019	80,117,731
$84,902,925

NOTE 6. ADVANCE RENTAL PAYMENTS AND SECURITY DEPOSITS

The Joint Venture’s residential lease agreements may require tenants to maintain a one‑month advance rental payment and/or a security deposit. Prepaid rents are approximately $1,076,000 and $1,042,000 at December 31, 2015 and 2014, respectively. Security deposits are approximately $1,034,000 and $964,000 at December 31, 2015 and 2014, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

From time to time, the Joint Venture may be involved in various ordinary routine litigation incidents to its business. The Joint Venture either has insurance coverage or provides for any uninsured claims when appropriate. The Joint Venture is not involved in any material pending legal proceedings.

NOTE 8. RENTAL INCOME

Substantially all rental income was related to residential apartments with leases of one year of less.

Rents receivable are approximately $ 67,000 and $95,000 net of allowances for doubtful accounts at December 31, 2015 and 2014, respectively.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements on a Recurring Basis

At December 31, 2015 and 2014, we do not have any significant financial assets or financial liabilities that are measured at fair value on a recurring basis in our financial statements.

Financial Assets and Liabilities not Measured at Fair Value

At December 31, 2015 and 2014 the carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and note payable, accounts payable and accrued expenses were representative of their fair values due to the short‑term nature of these instruments or, the recent acquisition of these items.

At December 31, 2015 and 2014, we estimated the fair value of our mortgage payable based upon quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimated the fair value of our secured mortgage debt that does not have current quoted market prices available by discounting the future cash flows using rates currently available to us for debt with similar terms and maturities (Level 3). The differences in the fair value of our debt from the carrying value are the result of differences in interest rates and/or borrowing spreads that were available to us at December 31, 2015 and 2014, as compared with those in effect when the debt was issued or acquired. The secured mortgage debt contain pre‑payment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so.

The following table reflects the carrying amounts and estimated fair value of our debt.

	Carrying Amount	Estimated Fair Value
Mortgage Note Payable
At December 31, 2015	$84,902,925	$91,075,387
At December 31, 2014	$86,240,813	$94,045,272

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2015 and 2014. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2015 and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 10. TAXABLE INCOME AND TAX BASIS

The Joint Venture is not subject to income taxes as it files a partnership tax return whereby its income or loss is reportable by the members.

Taxable income or loss is different than financial statement income because of intangible assets, accelerated depreciation, different tax lives, and timing differences related to prepaid rents and allowances. The Partnership share of the taxable income is approximately $4,563 more than statement income for the year ended December 31, 2015. The cumulative tax basis of the Joint Venture real estate allocated to the Partnership at December 31, 2015 is approximately $1,054,000 more than the statement basis primarily due to the purchase price allocation to intangible assets at Hamilton Park Towers and accelerated depreciation.

The Joint Venture adopted the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes. As a result of the implementation of the guidance, the Joint Venture recognized no material adjustments regarding its tax accounting treatment. The Joint Venture expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which would be included in general and administrative expense.

In the normal course of business the Partnership or one of its subsidiaries is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2010 forward.

NOTE 11. NEW ACCOUNTING PRONOUNCEMENT

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 is effective for us beginning January 1, 2016. We are continuing to evaluate this guidance; however, we do not expect its adoption to have a significant impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Upon adoption, we will apply the new guidance on a retrospective basis and adjust the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This guidance is effective for us beginning January 1, 2016. The adoption of ASU 2015-03 will result in debt issuance costs, currently included in Deferred Finance Costs, being presented in the balance sheet as a direct deduction from the carrying value of the related debt liabilities. We do not expect its adoption to have a significant impact on our consolidated financial statements.